Exhibit (a)(7)

MEMORANDUM

To: HyperSpace Communications, Inc. Restricted Stock Unit Holder

From: HyperSpace Communications, Inc. (the “Company”)

Date: December 21, 2005

Re: Offer to Exchange Restricted Stock Units dated December 1, 2005 (the “Exchange Offer)

In connection with the Exchange Offer, the Company was required, pursuant to federal regulations, to submit the Exchange Offer documents to the Securities and Exchange Commission (“SEC”) for review and comment. In response to an SEC comment, the Company is providing you with the following:

1.

Copies of the Company’s Form 10-KSB for the year ended December 31, 2004 and the Form 10-QSB for the quarterly period ended September 30, 2005. These documents were referenced in the Exchange Offer documents that were originally provided to you and are publicly available on the SEC’s Website. However, in response to the SEC comment, we are providing you with paper copies for your convenience.

2.	Summary chart comparing the material economic terms of the original restricted stock unit agreements with those of the units that will be received by persons electing to accept the Exchange Offer.

The Exchange Offer will remain open until Midnight Eastern time on December 29, 2005. If you have any questions, please contact Mark Pougnet at mapougnet@ehyperspace.com or by telephone at (303) 566-6500.